UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Paris, July 11, 2013

EXTENSION OF THE AGREEMENT
ON PROPOSED SHARE OWNERSHIP CHANGES AT TRANSDEV

In the context of the negotiations on the change in the share ownership at Transdev, the Caisse des Dépôts and Veolia Environnement hereby announce that they extend until October 31, 2013 their agreement concluded on October 22, 2012.

Attention is drawn to the fact that no final agreement has been reached between the parties at this juncture, and that discussions will continue after consulting with and informing the employee representative bodies. Veolia Environnement will inform the financial markets of further developments relating to this project, as required and in compliance with the applicable regulations.

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Contacts

Veolia Environnement
Media Relations + 33 1 71 72 12 52
Analysts & investors + 33 1 71 75 12 23

Groupe Caisse des Dépôts
Media relations +33 1 58 50 40 00

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer